UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-39601

MINISO Group Holding Limited

25F, Heye Plaza, No. 486, Kangwang Middle Road

Liwan District, Guangzhou 510140, Guangdong Province

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change to Audit Committee Composition

Effective on October 14, 2021, MINISO Group Holding Limited (the “Company”) has an audit committee on its board of directors that consists of Ms. Lili Xu and Mr. Yonghua Zhu, both of whom satisfy the “independence” requirements of Section 303A of the corporate governance rules of the NYSE and Rule 10A-3 under the Securities Exchange Act. To comply with the relevant SEC and NYSE requirements, Mr. Guofu Ye, the founder, chairman of the board of directors and chief executive officer of the Company, has stepped down from his position as a member of the audit committee, effective on the same day. After this change, the Company’s audit committee is in compliance with the relevant SEC and NYSE requirements that a public company should have an audit committee consisting of only independent directors after the first anniversary of the effectiveness of the company’s IPO registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINISO Group Holding Limited

	By	:	/s/ Guofu Ye
	Name	:	Guofu Ye
	Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: October 14, 2021